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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              CATHAY BANCORP, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                                  95-4274680
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

777 NORTH BROADWAY, LOS ANGELES, CALIFORNIA               90012
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(Address of Principal Executive Offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                   Name of Each Exchange on Which
        to be so Registered                   Each Class is to be Registered

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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /X/


Securities Act registration statement file number to which this form relates:
_____ (if applicable)


Securities to be registered pursuant to Section 12(g) of the Act:


                 PREFERRED STOCK PURCHASE RIGHTS ISSUED UNDER A
                 RIGHTS AGREEMENT DATED AS OF NOVEMBER 16, 2000
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                                (Title of class)


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                                (Title of class)



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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On November 16, 2000, the Board of Directors of Cathay Bancorp, Inc. declared a dividend of one preferred share purchase right for each outstanding share of Cathay Bancorp's common stock. The dividend is payable on January 19, 2001 to our stockholders of record at the close of business on the record date, December 20, 2000. In this registration statement, "Cathay Bancorp," "we," "us" and "our" refer to Cathay Bancorp, Inc.

         Each preferred share purchase right entitles the registered holder to purchase from Cathay Bancorp one one-thousandth of a share of Cathay Bancorp's series A junior participating preferred stock at a price of $200, subject to adjustment. The terms and conditions of the rights are contained in a Rights Agreement, dated as of November 16, 2000, between Cathay Bancorp and American Stock Transfer and Trust Company, as the Rights Agent. The Rights Agreement is a successor to Cathay Bancorp's prior rights agreement, which expires at the close of business on December 20, 2000.

         THE FOLLOWING DISCUSSION IS A SUMMARY OF SOME PROVISIONS OF THE RIGHTS AGREEMENT. AS SUCH, IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL INFORMATION THAT MAY BE IMPORTANT. THE DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE RIGHTS AGREEMENT, WHICH IS AN EXHIBIT TO THIS REGISTRATION STATEMENT AND IS INCORPORATED INTO THIS REGISTRATION STATEMENT BY THIS REFERENCE.

         The rights will be evidenced, with respect to any common stock certificate outstanding as of the record date, by the common stock certificate and the summary of rights (a form of which is attached as an exhibit to the Rights Agreement), until the earlier to occur of:

         - 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "acquiring person") has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock or

         - 10 business days (or such later date as may be determined by action of our Board of Directors prior to such time as any person or group of affiliated persons becomes an acquiring person) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock (the earlier of such dates being called the "distribution date").

         Under the Rights Agreement, until the earlier of the distribution date or expiration of the rights:

          -   The rights will transfer with and only with our common stock;

          - New common stock certificates issued after the record date will contain a notation incorporating the Rights Agreement by reference; and

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          -   The surrender for transfer of any of our common stock certificates outstanding as of the record date, even without such notation or a copy of the summary of rights, will also transfer the rights associated with the shares of common stock represented by those certificates.

         As soon as practicable after the distribution date, we will mail separate certificates evidencing the rights (called "right certificates") to the record holders of our common stock as of the close of business on the distribution date. These separate right certificates alone will then evidence the rights.

         The rights are not exercisable until the distribution date. The rights will expire on November 16, 2010, unless that date is advanced or extended or unless we earlier redeem or exchange the rights, in each case as described below.

         The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights is subject to adjustment from time to time to prevent dilution:

         - If there is a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

         - On the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of the preferred stock; or

         - On the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in preferred stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding rights is subject to adjustment if there is a stock dividend on our common stock payable in shares of common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the distribution date.

         Shares of preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of:

         -    $10.00 per share, and

         - An amount equal to 1,000 times the dividend declared per share of our common stock.

         In the event of our liquidation, dissolution or winding up, the holders of the preferred stock will be entitled to a minimum preferential payment of the greater of:


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         -    $10.00 per share (plus any accrued but unpaid dividends), and

         - An amount equal to 1,000 times the payment made per share of our common stock.

         Each share of the preferred stock will have 1,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, each share of the preferred stock will be entitled to receive 1,000 times the amount received per share of our common stock. These rights to dividends, distributions and vote are protected by customary antidilution provisions.

         Because of the nature of the preferred stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of the preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

         If any person or group of affiliated or associated persons becomes an acquiring person (as defined above), each holder of a right, other than the acquiring person, will then have the right to receive, after exercise of the right, that number of shares of our common stock having a market value of two times the exercise price of the right. The rights beneficially owned by the acquiring person will be void.

         If, after a person or group has become an acquiring person, Cathay Bancorp is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a right, other than the acquiring person, will then have the right to receive, after exercise of the right, that number of shares of common stock of the person with whom Cathay Bancorp has engaged in such transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the right. The rights beneficially owned by the acquiring person will be void.

         At any time after any person or group becomes an acquiring person, and prior to the earlier of one of the events described in the previous paragraph or the acquiring person's acquisition of 50% or more of our outstanding common stock, our Board of Directors may exchange the rights, other than those rights that the acquiring person owns, in whole or in part, for shares of our common stock or preferred stock (or another series of our preferred stock having equivalent rights, preferences and privileges) at an exchange ratio per right of one share of common stock or a fractional share of preferred stock (or other preferred stock) equivalent in value to the common stock. The rights beneficially owned by the acquiring person will be void.

         With certain exceptions, no adjustment in the purchase price payable on exercise of the rights will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of preferred stock or common stock will be issued (other than fractions of preferred stock which are integral multiples of one one-thousandth of a share of preferred stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the preferred stock or the common stock.


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         Until an acquiring person becomes such, our Board of Directors may redeem the rights in whole, but not in part, at a price of $.01 per right. This redemption price is payable, at our option, in cash, shares of our common stock or such other form of consideration as our Board of Directors may determine. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately on any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

         As long as the rights are then redeemable, we may amend the Rights Agreement in any manner, other than to change the redemption price. After the rights are no longer redeemable, we may amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the rights as such. However, no amendment may be made that changes the redemption price.

         Until a right is exercised or exchanged, the holder of the right, as such, will have no rights as a Cathay Bancorp stockholder, including, without limitation, the right to vote or to receive dividends.

ITEM 2.  EXHIBITS.

         1. Rights Agreement, dated as of November 16, 2000, between Cathay Bancorp, Inc. and American Stock Transfer and Trust Company as Rights Agent (including Exhibit A - Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Cathay Bancorp, Inc.; Exhibit B - Form of Right Certificate; and Exhibit C - Summary of Rights to Purchase Shares of Preferred Stock of Cathay Bancorp, Inc.)

         2.       Press Release, dated November 28, 2000.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in Los Angeles, California.

                                             CATHAY BANCORP, INC.


Date:  December 20, 2000                     By: /s/ DUNSON K. CHENG
                                                --------------------------------
                                                Name: Dunson K. Cheng
                                                Title: Chairman and President


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                                  EXHIBIT INDEX



1. Rights Agreement, dated as of November 16, 2000, between Cathay Bancorp, Inc. and American Stock Transfer and Trust Company as Rights Agent (including Exhibit A - Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Cathay Bancorp, Inc.; Exhibit B - Form of Right Certificate; and Exhibit C - Summary of Rights to Purchase Shares of Preferred Stock of Cathay Bancorp, Inc.)

2.       Press Release, dated November 28, 2000.